Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE
YEAR ENDED DECEMBER 31, 2013

Edmonton, Alberta, February 19, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the quarter and year ended December 31, 2013. As previously announced, the Company has transitioned from a March 31 year end to a December 31 year end. All year end figures represent four quarters ending December 31.

The Company is pleased to announce its fourth quarter Consolidated EBITDA earned from continuing operations is $15.1 million with a margin of 13.8%. The annual Consolidated EBITDA earned from continuing operations is $43.5 million with a margin of 9.2%. This is a result of a more efficient cost structure that the Company implemented over the past year.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Year Ended December 31, 2013

•	Consolidated EBITDA earned from continuing operations of $43.5 million is up from $28.1 million for the year ended December 31, 2012 despite an annual revenue drop of $125.0 million.

•	Gross profit margin of 9.7%, up from 4.0% in the year ended December 31, 2012.

•
NAEP completed the sale of its Piling related assets and liabilities on July 12, 2013 resulting in $219.4 million of net proceeds after closing and disposal costs. In addition, NAEP may receive up to $92.5 million in additional proceeds over the next three years, contingent on the purchaser achieving prescribed EBITDA thresholds from the assets and liabilities sold. The first instalment of the contingent proceeds, based on the period from the closing of the sale to June 30, 2014, is to be received no later than September 30, 2014.

•	NAEP used a portion of its Piling net proceeds to pay the $16.3 million outstanding on its Term A Facility.

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NAEP announced on July 22, 2013 that it elected to redeem $150.0 million of its 9.125% Series 1 Debentures. The debenture retirement was completed on August 27, 2013 and it is expected to reduce annual interest cost by approximately $13.7 million.

•
On October 9, 2013 NAEP signed a three year Fifth Amended and Restated Credit Agreement with its existing banking syndicate. The facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment.

•
On October 10, 2013 NAEP announced that it had obtained the required consents to amend the trust indenture related to its 9.125% Series 1 Debentures. Holders of approximately 95% of the principal amount of debentures provided valid consents. The amendment allows NAEP to make certain payments of up to $30 million, subject to limitations.

•
On October 17, 2013 NAEP announced its intention to purchase and subsequently cancel up to 1.8 million common shares. NAEP had reached this limit of purchases on December 19, 2013. This represented 5% of its issued and outstanding common shares.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

Consolidated Financial Highlights

	Three Months Ended		Year Ended
	December 31,		December 31,
(dollars in thousands, except
per share amounts)	2013	2012	2013	2012
Revenue	$108,914	$116,815	$470,484	$595,422
Gross profit	16,801	9,757	45,739	24,030
Gross profit margin	15.4%	8.4%	9.7%	4.0%

General and administrative expenses (excluding stock based compensation)	7,973	8,863	33,708	42,049
Stock based compensation expense (benefit)	1,644	1,325	6,193	530
Operating income (loss)	5,559	(1,731)	(2,683)	(23,136)
Operating margin	5.1%	-1.5%	-0.6%	-3.9%

Net income (loss) from continuing operations	5,498	(4,869)	(18,047)	(32,496)
Net income margin from continuing operations	5.0%	-4.2%	-3.8%	-5.5%
Net Income from discontinued operations	36	9,489	87,231	18,823
Net income (loss)	5,534	4,620	69,184	(13,673)

Basic per share information (no dilutive effect):
Net loss from continuing operations	0.15	(0.13)	(0.50)	(0.90)
Net Income from discontinued operations	—	0.26	2.41	0.52
Net income (loss)	0.15	0.13	1.91	(0.38)

Consolidated EBITDA from continuing operations	15,063	8,964	43,466	28,071
Consolidated EBITDA margin from continuing operations	13.8%	7.7%	9.2%	4.7%
Consolidated EBITDA from discontinued operations	(323)	16,340	9,577	39,746
Consolidated EBITDA	14,740	25,304	53,043	67,817

Results from continuing operations for the year ended December 31, 2013

For the year ended December 31, 2013, revenue was $470.5 million, down from $595.4 million for the year ended December 31, 2012. The decrease from 2012 reflects lower reclamation and heavy civil construction volumes, with a reduction in reclamation work at Base Plant, Jackpine and Muskeg River mines and the 2012 completion of heavy civil construction at the Jackpine and Muskeg River mines. Heavy civil construction work performed at the Mildred Lake Mine Relocation (“MLMR”) project partially offset these volumes. Work performed in constructing a mechanically stabilized earth (“MSE”) wall on the same MLMR project wrapped up in first part of 2013.

NEWS RELEASE

For the year ended December 31, 2013, gross profit was $45.7 million or 9.7% of revenue, up from $24.0 million or 4.0% of revenue in the previous year. The increase in gross profit and margin from 2012 primarily reflects a $20.3 million reduction in operating lease costs as a result of the refinancing of a portion of operating leases to capital leases. Project margin improvements on the MLMR heavy civil construction project and the Joslyn mine site development work, as a result of the execution of previously unsigned change-orders, the benefits realized from equipment cost savings initiatives and a reduction in the use of rental equipment helped to offset the effect of lower equipment utilization.

For the year ended December 31, 2013, operating loss was $2.7 million, compared to an operating loss of $23.1 million during the year ended December 31, 2012. General and administrative (“G&A”) expense (excluding stock based compensation expense) was $33.7 million for the year ended December 31, 2013, down from $42.0 million in the year ended December 31, 2012. The reduced spending was primarily driven by lower employee costs under our simplified business structure, partially offset by a $3.8 million increase in short-term incentive plan costs. The Company recorded a $0.8 million severance charge in the current year related to two separate business reorganizations. In contrast, the Company recorded a $2.9 million severance charge in 2012 related to a business reorganization executed that year. Stock based compensation expense increased $5.7 million over 2012 as a result of the revaluation of stock based compensation liabilities due to improvements in the Company’s share price.

For the year ended December 31, 2013, the Company recorded a loss of $18.0 million (basic and diluted loss per share of $0.50), compared to a net loss of $32.5 million (basic and diluted loss per share of $0.90) for the year ended December 31, 2012. Non-cash, non-recurring items affecting net income in the current and prior-year periods include non-cash gains on embedded derivatives. Excluding non-cash items in the current and prior-year period, net loss would have been $22.9 million (basic and diluted loss per share of $0.64) for the year ended December 31, 2013 compared to a net loss of $35.5 million (basic and diluted loss per share of $0.98) for the year ended December 31, 2012.

For the year ended December 31, 2013, consolidated EBITDA from continuing operations was $43.5 million, an increase from $28.1 million recorded in the same period last year. Consolidated EBITDA from continuing operations as a percentage of revenue was 9.2% in the year ended December 31, 2013, up from 4.7% in the same period last year as the Company benefitted from a more efficient cost structure implemented over the past year.

Results from continuing operations for the three months ended December 31, 2013

For the three months ended December 31, 2013, consolidated revenue was $108.9 million, down from $116.8 million in the same period last year. The change reflects lower volumes of reclamation work and haul road construction at the Millennium mine, partially offset by an increase in site development activity at the Joslyn mine and heavy civil construction activity for the MLMR project at the Base Plant mine. The start-up of mine support services activity earlier this year at the Kearl mine and early site development activities at the Fort Hills mine replaced 2012 projects completed earlier this year, including the MSE wall for the MLMR project, the construction project at the Mt. Milligan Copper/Gold mine in British Columbia and underground construction projects at the Quest carbon capture facility in Fort Saskatchewan, Alberta and the CCRL refinery in Saskatchewan.

For the three months ended December 31, 2013, gross profit was $16.8 million or 15.4% of revenue, up from a gross profit of $9.8 million or 8.4% of revenue during the same period last year. Margin improvements on two longer-term projects, as a result of the execution of change orders in the quarter, strong performance on a haul road project and the benefit of equipment cost efficiencies led to improved gross profit in the quarter and more than offset the effect of lower volumes. Contributing to the gross profit improvement for the quarter was a reduction in equipment operating lease expense to $4.3 million from $7.5 million in the same period last year as a result of the financing of operating leases earlier in the year.

NEWS RELEASE

For the three months ended December 31, 2013, operating income was $5.6 million, compared to an operating loss of $1.7 million during the same period last year. G&A expense (excluding stock based compensation expense) was $8.0 million for the three months ended December 31, 2013, down from $8.9 million in the same period last year. This reflects the benefits of the Company’s business restructuring activities partially offset by a $0.8 million business restructuring charge recorded in the quarter. Stock based compensation expense increased by $0.3 million compared to 2012, reflecting the revaluation of the Company’s liability related to fluctuations in its share price.

For the three months ended December 31, 2013, net income from continuing operations was $5.5 million (basic and diluted income per share of $0.15), compared to a net loss of $4.9 million (basic and diluted loss per share of $0.13) during the same period last year. Non-cash, non-recurring items affecting net income in both the current and prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items in the current and prior-year period, net income would have been $2.1 million (basic and diluted income per share of $0.06) compared to a net loss of $5.4 million (basic and diluted loss per share of $0.15) during the comparable prior year period.

For the three months ended December 31, 2013, consolidated EBITDA from continuing operations was $15.1 million, an increase from $9.0 million recorded in the same period last year. Consolidated EBITDA from continuing operations as a percentage of revenue was 13.8% in the three months ended December 31, 2013, up from 7.7% in the same period last year as the Company benefitted from a more efficient cost structure implemented over the past year.

Outlook

NAEP continues to see delays in oil sands project related spending as clients evaluate their investment strategies and continue with their cost control efforts. Near term demand for the Company’s services in the oil sands markets remains challenging and overall activity levels may reflect this environment.  However, due to the Company’s balance sheet restructuring and continued efforts to improve its cost structure, the Company believes it is now positioned to respond to changing market conditions.  Specifically, with the fleet rationalization, performance improvement and restructuring initiatives it has implemented, the Company is realizing improvements to both profitability and cash flow.

Operations support services revenue are expected to continue to benefit from the ramp up of activity at the Kearl mine under the Company’s new five year master services agreement, although slower than first expected, and the Company anticipates comparable activity levels supporting production efforts at the Horizon, Base Mine, Millennium and Steepbank mines. The Company welcomed a positive site development decision for the Fort Hills mine and will continue to enhance its strong working relationship with that client. Construction services activity levels are more difficult to predict; however, the Company is encouraged by recent industry comments about the possibility of increased oil sands takeaway capacity.  This news coupled with commentary about possible future mine expansions shines a light of optimism on the recent uncertainty in construction services activity.

NEWS RELEASE

Martin Ferron, President and Chief Executive Officer of the Company commented, “The very positive quarterly profitability performance showcased the effectiveness of the cost structure improvements we have made over the last eighteen months. Despite the anticipated challenging demand conditions, we achieved well in excess of our targeted 10% EBITDA margin in the fourth quarter. We are now poised to perform even better as our revenues gradually climb and, on that theme, we are encouraged by a recent uptick in bidding activity. Of particular note, we have already replaced our non-recurring project work from 2013 and we have started to secure work at the new Fort Hills mine site and accomplished some revenue diversification in the form of a local road-building contract. We are hopeful that the depreciation of the loonie (Canadian dollar) over the last few months, together with our customers’ success in capturing better oil prices, will have a rejuvenating effect on oil sands mining activity for 2014.”

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the year ended December 31, 2013 tomorrow, Thursday, February 20th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through March 20th, 2014 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13575604

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=172213

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

NEWS RELEASE

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
(dollars in thousands)	2013	2012	2013	2012
Net loss	$5,498	$(4,869)	$(18,047)	$(32,496)
Adjustments:
Interest expense	3,220	5,861	21,697	23,540
Income tax (benefit)	1,403	(2,067)	(6,102)	(10,282)
Depreciation	7,638	9,014	36,491	45,365
Amortization of intangible assets	756	880	3,276	3,686
EBITDA from continuing operations	18,515	8,819	37,315	29,813
Adjustments:
Unrealized gain on derivative financial instruments	(4,528)	(677)	(6,551)	(4,017)
Loss (gain) on disposal of property, plant and equipment	784	430	3,033	1,837
Loss (gain) on disposal of assets held for sale	85	(10)	2,212	(90)
Stock-based compensation expense	207	402	981	1,374
Equity in earnings of unconsolidated joint venture	—	—	—	(846)
Loss on debt extinguishment	—	—	6,476	—
Consolidated EBITDA from continuing operations	15,063	8,964	43,466	28,071
Consolidated EBITDA from discontinued operations	(323)	16,340	9,577	39,746
Consolidated EBITDA	14,740	25,304	53,043	67,817

NEWS RELEASE

Results from discontinued Piling and Pipeline Operations

	Three Months Ended		Year Ended
	December 31,		December 31,
(dollars in thousands)	2013	2012	2013	2012
Piling revenue	$1,447	$72,283	$98,735	$242,106
Pipeline revenue	—	13,488	—	84,399
Revenue from discontinued operations	$1,447	$85,771	$98,735	$326,505

Piling net income	$36	$8,154	$88,371	$26,457
Pipeline net income (loss)	—	1,335	(1,140)	(7,634)
Net income from discontinued operations	$36	$9,489	$87,231	$18,823

Consolidated EBITDA from discontinued piling operations	$(323)	$14,465	$11,164	$48,303
Consolidated EBITDA from discontinued pipeline operations	—	1,875	(1,587)	(8,557)
Consolidated EBITDA from discontinued operations	$(323)	$16,340	$9,577	$39,746

NEWS RELEASE

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Examples of forward-looking information include the potential receipt of contingent proceeds no later than September 30, 2014 from the Piling sale, the expected amount of reduction in interest costs based on a redemption of some of our debentures, and the expected increase in activity levels based on activity at the Kearl, Horizon Base Mine, Millennium and Steepbank mines. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca